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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramius Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew K. Loggia (212)845-7923
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *of individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDREW K. LOGGIA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Ramius Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Andrew K. Loggia
Director
Title
Cowen Group, Inc

Notary Public

JEANNY TSOU
NOTARY PUBLIC-STATE OF NEW YORK
No. 01TS6120437
Qualified in New York County
My Commission Expires December 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Ramius Securities LLC and its Subsidiary

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities LLC and its Subsidiary (together the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Ramius Securities LLC and its Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

(In U.S. dollars)

Assets		
Cash	$	4,443,962
Receivable from brokers		1,942,308
Due from affiliates		87,960
Fixed assets		174,911
Advisory fees receivable		149,465
Prepaid expenses		100,620
Other assets		509,367
Total assets	$	7,408,593
Liabilities and member's capital		
Payable to broker	$	3,817,161
Subordinated loans payable to Ramius LLC		860,030
Payable to affiliates		148,703
Compensation payable		551,177
Accrued expenses and other liabilities		567,627
Total liabilities		5,944,698
Member's capital		1,463,895
Total liabilities and member's capital	$	7,408,593

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Business

Ramius Securities LLC ("Ramius Securities"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997.

On November 2, 2009, RCG Holdings LLC (formerly Ramius LLC) transferred substantially all of its assets and liabilities, including its ownership of Ramius Securities to Ramius LLC ("Ramius", formerly Park Exchange LLC) to Cowen Group Inc. ("Cowen", formerly Lexington Park Parent Corp), a subsidiary of Cowen, in exchange for shares in Cowen. Simultaneously, the former Cowen Group, Inc. merged with Cowen Holdings Inc. ("Cowen Holdings", formerly known as Lexington Merger Corp), a subsidiary of Cowen, where former Cowen Group Inc. shareholders received Cowen shares.

After the transactions above, Ramius Securities is a wholly-owned subsidiary of Ramius LLC (the "Member"), which is a wholly-owned subsidiary of Cowen. Ramius Securities acts as an introducing broker for employee and other accounts.

The consolidated financial statement at December 31, 2009 includes the accounts of Ramius Japan Ltd. The Company and its consolidated subsidiary are collectively referred to hereinafter as the "Company".

2. Significant Accounting Policies

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies followed by the Company:

a. Basis of Presentation

The preparation of this consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires the Member to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

This consolidated financial statement includes the accounts of the Company and its consolidated subsidiary. All material intercompany transactions and balances have been eliminated.

b. Cash and Cash Equivalents

The Company considers investments in money market funds, and other highly liquid investments with original maturities of three months or less which are deposited with a bank, to be cash equivalents. At December 31, 2009, the Company had cash and cash equivalents of $4,443,962.

c. Receivable From and Payable to Brokers

Receivable from and payable to brokers includes cash held at the clearing brokers.

d. Securities Transactions

Purchases and sales of securities and other investments are recorded on a trade date basis.

e. **Income Taxes**

In accordance with federal and applicable state tax laws, Ramius Securities is treated as a branch of its single member owner, which for tax purposes is the Member. Because of its status as a single-member limited liability company, Ramius Securities is also disregarded for federal and state tax purposes. As a disregarded entity owned by a partnership, until November 2, 2009, Ramius Securities recorded no provision for federal and state income taxes, as individual members of the Member are responsible for their proportionate share of the Member's taxable income, which was only subject to New York City Unincorporated Business Tax (NYC UBT).

After November 2, 2009, as a disregarded entity ultimately owned by a corporation, Ramius Securities is liable for U.S., state and local income taxes, which it records under the provisions of ASC 740. In particular, Ramius Securities accounts for income taxes on a separate return basis. Ramius Japan Ltd pays Japanese income taxes so foreign income taxes are also accounted for under the provisions of ASC 740.

The Company adopted the authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Financial Accounting Standards Board – Accounting Standards Codification 740) on January 1, 2009, which required the General Partner to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management determined that there was no effect on the financial statements from the Company adoption of this authoritative guidance.

f. **Foreign Currency**

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end rate. Purchases and sales of securities and other investments denominated in foreign currencies are translated into United States dollar amounts on the respective dates of the transactions.

g. **Employee Benefit Plans**

ASC 715 Compensation-Retirement Benefits requires an entity to recognize in its statement of financial condition the funded status of its defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. ASC 715 also requires an entity to recognize changes in the funded status of a defined benefit postretirement plan within accumulated other comprehensive income, net of tax. The Company has adopted ASC 715 as of the end of fiscal 2007. See Note 6 for further information regarding the Company's defined benefit plans.

h. Recent Accounting Development

Effective December 31, 2009, the Company adopted the new FASB Accounting Standards Codification (Codification). The Codification was officially launched on July 1, 2009, and became the primary source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under the authority of Federal securities laws are also sources of authoritative GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. As the Codification was not expected nor intended to change GAAP, the Company's adoption of the Codification did not have a material impact on its Consolidated Financial Statements.

Effective December 31, 2009, the Company adopted a new accounting standard ASC 820, Fair Value Measurements and Disclosures regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that we have identified as not orderly. This new accounting standard does not change the objective of fair value measurement, which is to identify the price that would be received to exchange an asset or liability in an orderly transaction at the measurement date between market participants. Rather it provides additional guidance related to: (1) estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, and (2) circumstances that may indicate that a transaction is not orderly (i.e. forced liquidation or distressed sale). This new accounting standard was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of this new accounting standard did not have a material impact on the Company's financial position.

In May 2009, the FASB issued ASC 855, Subsequent Events, which provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In addition, ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of ASC 855, effective December 31, 2009, did not impact on the Company's financial condition. The Company evaluated subsequent events through the date of filing.

3. Receivable From and Payable To Brokers

The clearing operations for the Company's securities transactions are primarily provided by one broker. Amounts receivable from brokers and payable to broker at December 31, 2009 were $1,942,308 and $3,817,161, respectively. Receivable from brokers is composed of cash. Payable to broker consists primarily of the difference in value of the purchase price of replacement securities as compared to the value of collateral in default by a stock lending/borrowing counterparty.

4. Income Taxes

From January 1, 2009 until November 2, 2009, Ramius Securities, as a single member LLC owned by RCG Holdings LLC (formerly Ramius LLC) which was a partnership for US income tax purposes only subject to NYC UBT. Due to losses by both Ramius Securities and RCG Holdings LLC during this period, there was no tax provision for NYC UBT. As Ramius Securities is no longer subject to NYC UBT after November 2, 2009, the Company wrote off its deferred tax asset related to NYC UBT loss carryovers.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to bring the deferred tax assets to a level that, in management's view, is more likely than not to be realized.

Included in Accrued expenses and other liabilities is approximately $212,000 of corporate taxes payable related to taxes payable in Japan. Included in other assets is deferred tax asset of $ 116,000.

Ramius Securities is subject to corporate income tax examinations in the U.S. by federal, NY State and NY City tax authorities as part of the tax returns filed by Cowen, as well as NYC UBT audits as part of the tax returns filed by RCG Holdings LLC. Ramius Japan Ltd is subject to audits by tax authorities in Japan. There are no current income tax audits by federal, state or local taxing authorities that Cowen or RCG Holdings LLC is undergoing. Ramius Japan Ltd is also not under any income tax examinations in Japan.

The Company has $800,000 of loss carryovers for U.S. tax purposes at December 31, 2009.

5. Risk Management

The Company is engaged in various trading and brokerage activities in which counterparties primarily included broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Margin Risk
Margin risk occurs because the Company may borrow funds in order to increase the amount of capital available for investing or trading purposes.

Credit risk in proprietary transactions
Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time. The Company manages credit risk by dealing with credit worthy counterparties.

Credit risk in client activities
In the normal course of business, the Company's activities include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company clears all of its securities transactions through primarily through one clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has

no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2009, the Company has recorded no liability.

Market and off-balance sheet risk

In addition to credit risk, the Company is exposed to market risk. This is the risk of potential loss due to the fluctuation in the fair values of securities owned and sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statement. As of December 31, 2009, there were no off-balance sheet transactions.

Concentrations of credit risk

Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is actively involved in securities and derivatives trading with a broad range of clients.

The Company's most significant industry concentration, which arises within its normal course of business activities, includes other brokers and dealers, commercial banks and fund managers. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company.

6. Defined Benefit Plans

Ramius Japan Ltd has established two defined benefit plans (the "Retirement Allowance Plan" and the "Supplemental Retirement Allowance Plan") covering their employees. The Retirement Allowance Plan and the Supplemental Retirement Allowance Plan are collectively referred to hereinafter as the "Plans". There are no plan assets associated with these Plans, and the Plan benefits are based on years of credited service and a percentage of the employee's compensation.

The estimated future benefits for the Plans are an actuarial estimate of the benefits that the Company will be required to pay. A measurement date of December 31, 2009 was used to perform each of the actuarial calculations. The weighted average discount rate and the rate of compensation increase in determining the actuarial present value of the projected benefit obligation for the Plans were 2.5%.

The following amounts relate to the Plans at December 31, 2009 and for the year then ended:

Projected benefit obligation		
Benefit obligation at beginning of year	$	296,425
Service cost		71,636
Interest cost		6,788
Actuarial gain		(5,608)
Curtailment losses		119,948
Settlements		(371,822)
Effect of change in currency conversion		(7,585)
Benefit obligation at end of year		109,782
Funded balance at end of year		-
Funded status at end of year		-
Amounts recognized in the consolidated statement of financial condition		
Liabilities		709,782
Accumulated benefit obligation		79,767
Amounts recognized in accumulated other comprehensive loss		
Net loss	$	5,084
Prior service cost		46,054
Total recognized in accumulated other comprehensive loss		51,138

7. Subordinated Loan Payable

In 2008, Ramius Japan Ltd entered into three subordinated loan agreements with the Member. During 2009, Ramius Japan Ltd settled one of the three subordinated loans for the principal amount of approximately $334,000. The table below details the commencement dates, principal amounts and maturity dates of the two outstanding subordinated loans as of December 31, 2009:

Loan Date Commencement		Principal Amount	Maturity Date
March 31, 2008	$	645,022	March 31, 2011
October 8, 2008		215,008	October 8, 2011
	$	860,030	

Interest is accrued monthly and paid to the Member quarterly.

8. Net Capital Requirements

Ramius Securities is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital in an amount not less than $2,500 for each security in which it makes a market based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Since the Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of the Rule and the Company has not made a market in any securities since January 2006, the Company shall not permit its net capital to be less than $250,000. At December 31, 2009, the Company had net capital of $1,265,635 which was $1,015,635 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

9. Related Party Transactions

Administrative services provided to the Company and to Ramius Japan Ltd by the Member are based on respective expense sharing agreements dated November 23, 2009 ("expense sharing agreements").

Due to affiliates represents $148,703 due to the Member at December 31, 2009. In January 2010, the Due to affiliates balance was settled.

10. Subsequent Events

On January 1, 2010, the Company assigned its entire ownership interest in Ramius Japan Ltd to Cowen and Company LLC, a related party. Ownership Interest includes all assets, liabilities, properties, rights and business of Ramius Japan Ltd.

Ramius Securities LLC
and its Subsidiary
Consolidated Statement of Financial Condition
December 31, 2009

Ramius Securities LLC and its Subsidiary
Index
December 31, 2009